UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

The Government of Jamaica

(Name of Registrant)

Date of end of last fiscal year: March 31, 2005

SECURITIES REGISTERED

(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
—*	—	—

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

CATHLEEN MCLAUGHLIN, ESQ

Allen & Overy

1221 Avenue of the Americas

New York, NY 10020

*	The Government of Jamaica files Annual Reports on Form 18-K voluntarily in order for the Government of Jamaica to incorporate such Annual Reports into its shelf registration statements.

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report of the Government of Jamaica on Form 18-K for the year ended March 31, 2005 is being filed to add Exhibits numbered 1 through 5 to the Annual Report, as well as an amended exhibit (d) which contains certain non-material changes and updates.

CONTENTS

1.	This amendment to the annual report of the Government of Jamaica on Form 18-K for the year ended March 31, 2005 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1 – Underwriting Agreement, dated as of October 11, 2005, between the Government of Jamaica and the Underwriter named therein, including the address of the Underwriter

Exhibit 2 – Form of 9.25% Notes due 2025

Exhibit 3 – Opinion and Consent of the Office of the Attorney General of Jamaica

Exhibit 4 – Opinion and Consent of Allen & Overy LLP, New York counsel to the Government of Jamaica

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SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant the Government of Jamaica has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on October 21, 2005.

GOVERNMENT OF JAMAICA

By:	/s/ OMAR DAVIES
Name:	Omar Davies
Title:	Minister of Finance and Planning

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EXHIBIT INDEX

Exhibit	Description
1	Underwriting Agreement, dated October 11, 2005, between the Government of Jamaica and the Underwriter named therein, including the address of the Underwriter

2	Form of 9.25% Notes due 2025

3	Opinion and Consent of the Office of the Attorney General of Jamaica

4	Opinion and Consent of Allen & Overy LLP, New York counsel to the Government of Jamaica

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